Exhibit (d-11)

September 22, 2021

The Alger Funds

360 Park Avenue South

New York, NY 10010

Dear Sirs:

Fred Alger Management, LLC (“FAM”) hereby agrees to reimburse other expenses of the series (the “Fund”) of The Alger Funds (the “Trust”) listed on Schedule A. This expense reimbursement arrangement will remain in place for the life of the Fund. FAM will reimburse expenses to the extent other Fund operating expenses, excluding the investment advisory fee paid by the Trust to FAM, on behalf of the Fund, exceed the rate of average daily net assets indicated on Schedule A. This expense reimbursement arrangement does not include dividend expense on short sales, borrowing costs, interest, taxes, brokerage and extraordinary expenses.

FAM understands and intends that the Trust will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes.

This agreement may not be terminated during the life of the Fund, may only be amended prior to the termination of the Fund by agreement between FAM and the Trust’s board of trustees, and will terminate automatically in the event of termination of the Investment Advisory Agreement between FAM and the Trust, on behalf of the Fund.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

Fred Alger Management, LLC

/s/ Tina Payne
By: Tina Payne, SVP

Accepted by:

The Alger Funds

/s/ Hal Liebes
By: Hal Liebes, President

SCHEDULE A

Portfolio Name	Share Class	Expense Cap
Alger 35 Fund	Z	0.10%

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